Exhibit 99.3

ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF BAJA MINING CORP.

NOTICE OF MEETING

The Annual General and Special Meeting of the Shareholders of Baja Mining Corp. will be held in the Waddington Room of the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia, Canada on Thursday, May 1, 2008, at  2:00 p.m. (Vancouver time).  The purpose of the meeting is to consider and take action on the following matters:

1.

Receive the report of the directors for the fiscal year ended December 31, 2007.

2.

Receive the comparative financial statements for the year ended December 31, 2007 and the auditors’ report on those statements.

3.

Elect directors to hold office for the following year.

4.

Appoint PricewaterhouseCoopers LLP as independent auditors for 2008 and authorize the directors to fix their pay.

5.

Approve the Stock Option Plan, including amendments thereto, and ratify all options granted and eligible thereunder.

6.

Transact any other business that may properly come before the meeting or any adjournment of the meeting.

The board of directors fixed the close of business on March 7, 2008 as the record date for determination of members entitled to notice of the Meeting or any adjournment or adjournments thereof and the right to vote thereat.  The transfer books will not be closed.

Shareholders who are unable to attend at the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy.  A proxy will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, Suite 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the person named therein purpose to vote in respect thereof.

DATED at Vancouver, British Columbia, this 20th day of March, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

John W. Greenslade

President, CEO and Director